SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 29)


                           Archstone Communities Trust
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                                (Name of Issuer)


         Common Shares of Beneficial Interest, Par Value $1.00 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   039581 10 3
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                                 (CUSIP Number)

                           Jeffrey A. Klopf, Secretary
                       Security Capital Group Incorporated
                               125 Lincoln Avenue
                           Santa Fe, New Mexico 87501
                                 (505) 982-9292
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 19, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
__.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-------------------------------------    ------------------------------------
CUSIP No.   039581 10 3                     Page    2     of    7     Pages
            -----------                           -----       -----
-------------------------------------    ------------------------------------
   1
           NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                       Security Capital Group Incorporated
                36-3692698
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   2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)
                                                                        -----
                                                                    (b)
                                                                        -----
--------  -------------------------------------------------------------------
    3
           SEC USE ONLY

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    4
           SOURCE OF FUNDS

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    5
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        -----
--------  -------------------------------------------------------------------
    6
           CITIZENSHIP OR PLACE OF ORGANIZATION

                Maryland
--------  -------------------------------------------------------------------
                            7
       NUMBER OF                    SOLE VOTING POWER
        SHARES
     BENEFICIALLY                       35,471,214
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
---------------------  ----------  ------------------------------------------
                            8
                                   SHARED VOTING POWER

                                        0
---------------------  ----------  ------------------------------------------
                            9
                                   SOLE DISPOSITIVE POWER

                                        35,471,214
---------------------  ----------  ------------------------------------------
                           10
                                   SHARED DISPOSITIVE POWER

                                        0
---------------------  ----------  ------------------------------------------

   11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                35,471,214
----------  -----------------------------------------------------------------
   12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                                     -----
----------  -----------------------------------------------------------------
   13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                29.07%*
----------  -----------------------------------------------------------------
   14
            TYPE OF REPORTING PERSON

                C0
----------  -----------------------------------------------------------------


--------
* After giving effect to the cancellation by the Issuer of the shares acquired by the Issuer in the transaction reported herein.

                                  SCHEDULE 13D

         This Amendment No. 29 (this "Amendment") is being filed to a Schedule 13D dated March 1, 1990, and filed by Security Capital Group Incorporated, formerly known as Security Capital Realty Incorporated, a Maryland corporation (as successor to Security Capital Realty Investors Incorporated) ("Security Capital"), on March 2, 1990, and amended on March 5, 1990, March 8, 1990, March 15, 1990, March 19, 1990, March 26, 1990, February 11, 1991, June 10, 1991, June
20, 1991, October 8, 1991, November 8, 1991, December 3, 1991, April 23, 1992,
September 8, 1992, September 10, 1992, November 9, 1992, January 18, 1993, February 17, 1993, March 31, 1994, July 12, 1994, August 24, 1994, October 7,
1994, December 6, 1994, March 23, 1995, April 30, 1997, October 8, 1997, April
3, 1998, July 7, 1998, and April 21, 2000.

ITEM 1.  SECURITY AND ISSUER.

         This Amendment relates to common shares of beneficial interest, $1.00 par value per share (the "Common Shares"), of Archstone Communities Trust, a Maryland real estate investment trust (the "Company"), the principal executive offices of which are at 7670 South Chester Street, Englewood, Colorado 80112. The Company was formerly known as Security Capital Pacific Trust.

ITEM 4.  PURPOSE OF TRANSACTION.

         Except as described below, there are no other changes to report from the responses previously provided in response to this Item requirement.

         On July 19, 2000, Security Capital agreed to exchange with the Company 17,479,293 Common Shares held by Security Capital for consideration of $383,841,380 consisting of $221,333,620 original principal amount of Convertible Mortgage Notes due 2006 of Homestead Village Incorporated, a Maryland corporation and an indirect subsidiary of Security Capital, which Convertible Mortgage Notes were valued by the parties at $205,175,000 and which are currently held by the Company, and $178,666,380 in cash.

         In connection with the exchange, Security Capital and the Company amended the Third Amended and Restated Investor Agreement, by and between the Company and Security Capital, dated as of September 9, 1997 and amended by Amendment No.1 thereto dated as of July 7, 1998 (as amended the "Third Amended and Restated Investor Agreement"), to provide, among other things, for one of the Security Capital nominees to the Company's Board of Trustees to serve on each of the Company's Executive and Investment Committee of the Board of Trustees and the Management Development and Executive Compensation Committee of the Board of Trustees as long as Security Capital retains a 10% ownership interest in the Company. The Company has agreed to make required securities filings on a timely basis and provide operating and financial information to Security Capital. In addition, Security Capital's registration rights for Common Shares were changed with respect to certain convertible or exchangeable securities that it may issue.

         As a result of the exchange, Security Capital will reduce its ownership in the Company from 52,950,507 Common Shares, or 38.06% of the outstanding Common Shares to 35,471,214 Common Shares, or 29.07% of the outstanding Common Shares (after giving effect to the cancellation by the Company of the Common Shares acquired by the Company in the transaction reported herein). In connection with its reduced ownership of Common Shares, Security Capital has agreed to reduce the number of current nominees to the Company's Board of Trustees from three to two in accordance with the terms of the Third Amended and Restated Investor Agreement.

         Security Capital intends to maintain its position as the principal shareholder of the Company and intends to continue to play a major role in the direction of the Company for the purpose of maximizing the value of the Company.

         Except as set forth in this Item 4, Security Capital presently has no plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D. Security Capital may at any time reconsider and change its plans or proposals relating to the foregoing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b). The following table sets forth, as of July 19, 2000, the beneficial ownership of Common Shares, for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Common Shares.

                                          Number of Shares        Percent of
              Name                      Beneficially Owned (1)   All Shares (2)
              ----                      ---------------------    -------------

Security Capital Group Incorporated (3)     35,471,214                 29.07%
C. Ronald Blankenship (4)                       36,030                 *
Samuel W. Bodman (5)                               775                 *
Hermann Buerger                                      0                 *
John P. Frazee, Jr.                                  0                 *
Cyrus F. Freidheim, Jr.                              0                 *
H. Laurance Fuller (6)                           1,110                 *
Ray L. Hunt (7)                                 45,314                 *
John T. Kelley, III (8)                         59,835                 *
William D. Sanders                                   0                 *
Peter S. Willmott                               18,922                 *
Thomas G. Wattles (9)                               12                 *
Thomas B. Allin                                      0                 *
Jeffrey A. Cozad (10)                            5,721                 *
C. Robert Heaton, Jr.                                0                 *
Jeffrey A. Klopf                                     0                 *
Anthony R. Manno, Jr. (11)                       1,503                 *
Caroline S. McBride                                  0                 *
Constance B. Moore                               2,195                 *
A. Richard Moore, Jr.                                0                 *
Jeremy J. Plummer                                    0                 *
Kenneth D. Statz                                     0                 *
Donald E. Suter                                      0                 *
James C. Swaim                                       0                 *
Paul E. Szurek                                       0                 *
Robert S. Underhill                                  0                 *
Jean Van Hecke                                       0                 *


* Less than 1%

  (1) For each person who owns options that are exercisable within 60 days, the calculation of the percentage ownership assumes that only that person has exercised all of his options and that no other person has exercised any outstanding options.

  (2) After giving effect to the cancellation by the Company of the Common Shares acquired by the Company in the transaction reported herein.

  (3)  These  Common  Shares  are owned of record  by SC Realty
       Incorporated, a wholly owned subsidiary of Security Capital.

  (4) Includes 14,936 Common Shares owned by a corporation of which Mr. Blankenship is the controlling shareholder.

  (5)  Common Shares held in Diane Barber Bodman's IRA account.

  (6)  Includes 555 Common Shares held by Mr. Fuller's wife.

  (7) Includes 1,942 Common Shares for which Mr. Hunt shares direct or indirect beneficial ownership pursuant to powers of attorney, 31,882 Common Shares held by a family limited partnership of which a corporation that Mr.Hunt owns is the general partner and 1,941 Common Shares held by a corporation which Mr. Hunt owns. Excludes 1,941 Common Shares that Mr. Hunt's wife owns as separate property and 111,800 Common Shares held by Hunt Financial Corporation, the stock of which is held, indirectly through a series of corporations, by trusts for the benefit of Mr. Hunt, as to which Mr. Hunt disclaims beneficial ownership.

  (8) Common Shares are held by a trust for which Mr. Kelley is trustee. Includes options to acquire 7,250 Common Shares.

  (9)  Common Shares held by Mr. Wattles' children.

  (10) Includes 4,859 Common Shares held by a trust for which Mr. Cozad is trustee, and 862 Common Shares held in joint tenancy with Mr. Cozad's wife.

  (11) Three Common Shares are held in trusts for Mr. Manno's children.

  (c) Except as otherwise noted below, no transactions in Common Shares were effected in the past 60 days by the persons listed in the above table.

       As described in Item 4 which is incorporated herein by reference, on July 19, 2000, Security Capital agreed to exchange with the Company 17,479,293 Common Shares held by Security Capital for a total consideration of $383,841,380 (representing $21.96 per share) consisting of $221,333,620 original principal amount of Convertible Mortgage Notes due 2006 of Homestead Village Incorporated, a Maryland Corporation and an indirect subsidiary of Security Capital, which Convertible Mortgage Notes were valued by the parties at $205,175,000 and which are currently held by the Company, and $178,666,380 in cash.

       Ray L. Hunt acquired 164 Common Shares on May 26, 2000, at a price of $22.4867 per share in the Company Dividend Reinvestment Plan ("DRP"); 33 Common Shares for which Mr. Hunt shares direct or indirect beneficial ownership pursuant to powers of attorney were acquired on

       May 26, 2000, at a price of $22.4867 per share in the Company DRP; 70 Common Shares held by a family limited partnership of which a corporation that Mr. Hunt owns is the general partner were acquired on May 26, 2000, at a price of $22.4867 per share in the Company DRP; 33 Common Shares held by a corporation which Mr. Hunt owns were acquired on May 26, 2000, at a price of $22.4867 per share in the Company DRP.

       John T. Kelley, III excercised options to purchase 2,000 Common Shares on May 25, 2000 at an excercise price of $15.588 per share.

       Constance B. Moore sold 10,000 Common Shares on June 13, 2000, at a price of $23.00 per share; and sold 869 Common Shares on June 16, 2000, at a price of $23.1250 per share in open market transactions.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The response to Item 4 is incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit 1. Purchase and Sale Agreement dated as of July 19, 2000 between the Company and Security Capital (includes Amendment No. 2 to the Third Amended and Restated Investor Agreement, by and between the Company and Security Capital, dated as of September 9, 1997 and amended by Amendment No.1 thereto dated as of July 7, 1998).

                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     July 21, 2000



                                SECURITY CAPITAL GROUP INCORPORATED



                                 By:
                                       /s/ Jeffrey A. Klopf
                                    -------------------------------------------
                                    Name:  Jeffrey A. Klopf
                                    Title: Senior Vice President and Secretary

                                  Exhibit Index


Exhibit 1: Purchase and Sale Agreement dated as of July 19, 2000 between Archstone Communities Trust and Security Capital Group Incorporated (includes Amendment No. 2 to the Third Amended and Restated Investor Agreement, by and between Archstone Communities Trust and Security Capital Group Incorporated, dated as of September 9, 1997 and amended by Amendment No.1 thereto dated as of July 7, 1998).